EXHIBIT 12.1

PUBLIC SERVICE ELECTRIC AND GAS COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Six Months Ended June 30,		For the Years Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):

Pre-tax Income from Continuing Operations	$171	$118	$320	$324	$994	$1,163	$1,006
Fixed Charges	194	206	422	479	447	442	436
AFUDC	—	—	(1)	(2)	(1)	(7)	(44)
Preferred Securities Dividends Requirements of Subsidiaries	(6)	(6)	(13)	(24)	(46)	(46)	(12)

Earnings	$359	$318	$728	$777	$1,394	$1,552	$1,386

Fixed Charges as Defined in Regulation S-K (B)

Interest Expense	$188	$200	$407	$452	$398	$394	$390
Interest Factor in Rentals	—	—	2	3	3	2	2
Preferred Securities Dividends Requirements of Subsidiaries	6	6	13	24	46	46	44

Total Fixed Charges	$194	$206	$422	$479	$447	$442	$436

Ratio of Earnings to Fixed Charges	1.85	1.54	1.73	1.62	3.12	3.51	3.18

(A)

The term “earnings” shall be defined as pretax income from continuing operations. Add to pretax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B)

Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense and (c) an estimate of interest implicit in rentals.